Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

April 24, 2019

Re: AQR Funds Securities Act File No. 333-153445 Investment Company Act File No. 811-22235 Post-Effective Amendment No. 124

Ms. Samantha Brutlag Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Dear Ms. Brutlag:

On behalf of the AQR Multi-Asset Fund (the “Fund”), a series of AQR Funds (the “Trust”), we transmit for filing the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Debbie Sutter on Wednesday, April 10, 2019, regarding Post-Effective Amendment No. 124 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on March 1, 2019. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Comment 1	Fee Table. Please provide the Staff with completed fee tables and expense examples for the Fund at least one week prior to the effective date of the amendment (the “Amendment”) to the Trust’s Registration Statement to be filed for the Fund pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Response	The requested information is provided in Appendix A.

Comment 2	Fee Table. Please confirm that the expense limitation agreement will be in place for at least one year following the effective date of the Amendment.

Response	The Trust confirms that the expense limitation agreement will be in place with respect to the Fund for at least one year following the effective date of the Amendment.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Securities and Exchange Commission	April 24, 2019

Comment 3	Principal Investment Strategies. In light of the risk factor for “TIPS and Inflation-Linked Bonds Risk,” please revise the disclosure regarding the Fund’s principal investment strategies to clarify that the Fund invests in TIPS.

Response	The requested change has been made.

Comment 4	Fee Table. Please confirm that expenses associated with short sales and acquired fund fees and expenses will be included in the fee table.

Response	The Fund confirms that estimated acquired fund fees and expenses will be included in the fee table. See Appendix A. The dividends on short sales line item is an expense associated with physical short positions. The Fund currently estimates that expenses associated with dividends on short sales as calculated in accordance with Form N-1A will be less than 0.01% of its total annual fund operating expenses. As a result, no expenses associated with dividends on short sales are included in the Fund’s current fee table. Under the current Form N-1A requirements, the Fund would add a dividends on short sales line item in the future if expenses associated with dividends on short sales are expected to equal or exceed 0.01% of the Fund’s total annual fund operating expenses.

Comment 5	Principal Investment Strategies. Please disclose in the Fund’s principal investment strategies the maturity of the debt securities in which the Fund may invest.

Response	The requested change has been made. The Fund may invest in debt securities of any maturity or duration.

Comment 6	Principal Investment Strategies. Please confirm that the statement that “[t]he Fund’s use of futures contracts, forward contracts, swaps and certain other Instruments will have the economic effect of financial leverage,” includes the activities that the Fund expects to engage in as a principal investment strategy that may have an economic effect of financial leverage.

Response	The Fund has reviewed this statement and revised this disclosure to add short sales.

Comment 7	Please disclose that the Fund complies, on an aggregate basis with its wholly-owned and controlled subsidiary (the “Subsidiary”), with the requirements of Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to investment policies, and with Section 18 of the 1940 Act relating to capital structure and leverage.

Response	The “Principal Investment Strategies” section of the prospectus discloses that the Subsidiary will be subject to the same fundamental investment restrictions on a consolidated basis with the Fund and, to the extent applicable to the investment activities of the Subsidiary, will follow the same compliance policies and procedures as the Fund. The “Principal Investment Strategies” section of the prospectus also discloses that the Subsidiary will comply with the same 1940 Act asset coverage requirements

Securities and Exchange Commission	April 24, 2019

with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives. The Fund respectfully declines to add additional disclosure.

Comment 8	Please confirm whether the investment advisory contract between the investment adviser and the Subsidiary complies with the requirements of Section 15 of the 1940 Act.

Response	The Adviser provides investment advisory services to the Subsidiary under a separate agreement that does not provide for an investment advisory fee. No other persons provide investment advisory services to the Subsidiary. Since the Subsidiary is not required to be registered as an investment company, it is not required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the agreement generally complies with Section 15(a), except that the agreement was not initially approved by the Board of Trustees of the Trust; however, (i) the agreement was initially approved by the Board of Directors of the Subsidiary, and (ii) both the Board of Trustees of the Trust and the Board of Directors of the Subsidiary approve annual continuations of the agreement. The compensation under the Subsidiary’s advisory agreement cannot be increased without approval of the Fund’s Board of Trustees and, if required by the 1940 Act, a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act). The agreement with the Subsidiary provides that it may be amended only if such amendment is specifically approved by the vote of the Board of Directors of the Subsidiary and the Board of Trustees of the Fund, including a majority of those Trustees who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval and, where required by the 1940 Act, by a vote of a majority of the outstanding voting securities of the Fund. The “Management of the Fund” section of the prospectus discloses that the Adviser also serves as the investment adviser to the Subsidiary, pursuant to a separate investment advisory agreement with the entity, and that the Adviser does not receive additional compensation for its management of the Subsidiary. The Fund respectfully declines to add additional disclosure.

Comment 9	Part C. Please attach the investment advisory agreement between the Subsidiary and the Adviser as an exhibit pursuant to Item 28(h) of Form N-1A.

Response	The Fund respectfully declines to make this change. The Fund is not a party to the agreement and, more importantly, the agreement is not a material agreement for the Fund. The Fund’s investment management agreement authorizes the Adviser to invest and reinvest the assets of the Fund, including in securities of foreign corporations, and pays the Adviser compensation for these services. The investment advisory agreement between the Subsidiary and the Adviser does not provide additional compensation to any person, including the Adviser and its affiliates. The Subsidiary is, in effect, akin to an account created through which specific investments are made pursuant to authority contained in the Fund’s investment management agreement with the Adviser.

Securities and Exchange Commission	April 24, 2019

Comment 10	Please disclose whether the Subsidiary will comply with the requirements of Section 17 of the 1940 Act relating to affiliated transactions and custody. Please disclose the Subsidiary’s custodian.

Response	The Fund confirms that the Subsidiary will comply with the requirements of Section 17 relating to affiliated transactions and custody. The “Principal Investment Strategies” section of the Fund’s prospectus states that, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. These include policies and procedures related to the requirements of Section 17. The custodian for the Subsidiary is disclosed in the “Investment Advisory and Other Services — Custodian” subsection of the Statement of Additional Information. The Fund respectfully declines to add additional disclosure.

Comment 11	Please disclose: (1) whether the Fund has received a private letter ruling (“PLR”) from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2), if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response	The Fund has received a PLR stating that income earned by the Fund from an investment in the Subsidiary constitutes qualifying income under Section 851(b)(2) of the Internal Revenue Code. In addition, the U.S. Department of the Treasury and the Internal Revenue Service recently issued final tax regulations for registered funds that are taxed as regulated investment companies (“RICs”) and that invest in wholly owned foreign subsidiaries. The new regulations provide that imputed income from such a foreign subsidiary, if derived with respect to the RIC’s business of investing in stocks, securities or currencies, constitutes qualifying income for Subchapter M income tax purposes.

Comment 12	Disclose, as appropriate, any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response	The Fund confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary. The “Principal Investment Strategies” section discloses that the Subsidiary will be subject to the same fundamental investment restrictions on a consolidated basis with the Fund and will follow the same compliance policies and procedures as the Fund to the extent applicable to the investment activities of the Subsidiary. In addition, risks related to the Subsidiary are disclosed under the “Subsidiary Risk” and “Commodities Risk” disclosure, among other risk factors.

Comment 13	Please confirm that the financials of the Subsidiary are consolidated with the Fund’s financials.

Securities and Exchange Commission	April 24, 2019

Response	The Fund confirms that the Subsidiary’s financial statements are consolidated with the audited financial statements of the Fund and included in the Fund’s annual report to Fund shareholders.

Comment 14	Please confirm that the management fee of the Subsidiary is included in the management fee of the Fund and the expenses of the Subsidiary will be included in the Fund’s fee table.

Response	The Fund confirms that the Subsidiary’s expenses will be included in the Fund’s fee table under “Other Expenses.” The Subsidiary does not pay a management fee.

Comment 15	Please confirm that the Subsidiary and its Board of Directors will designate an agent for service of process in the United States.

Response	The Fund confirms that the Subsidiary and its Board of Directors have done so.

Comment 16	Please confirm that the Subsidiary and its Board of Directors will agree to inspection of the Subsidiary’s books and records by the Staff.

Response	The Fund confirms that the Subsidiary and its Board of Directors will do so.

Comment 17	Principal Risks of Investing in the Fund. We note that the risk factors are in alphabetical order. Please reorder the principal risks of investing in the Fund to list the most important risks first.

Response	The Fund respectfully declines to make the requested change. The Fund is not aware of any requirement in Form N-1A that requires a Fund’s principal risks to be set forth in any particular order. In addition, the Fund believes its risk factors can be located more easily when listed in alphabetical order.

Comment 18	Principal Investment Strategies. In light of the inclusion of the risk factor regarding Non-Diversified Status Risk, please include a reference to the Fund’s non-diversified status in the description of the Fund’s principal investment strategies.

Response	The Fund respectfully declines to make this change. Item 4(b)(1)(iv) of Form N-1A requires a fund that operates as non-diversified to describe the effect of non-diversification and to summarize the risks of investing in a non-diversified fund. The Fund has included this required risk factor disclosure in its prospectus. Item 4(a) of Form N-1A requires a fund to summarize how the fund intends to achieve its investment objective by identifying the fund’s principal investment strategies and any policy to concentrate in securities of issuers in a particular industry or group of industries. Thus, the Commission chose in Item 4 of Form N-1A to explicitly require principal risk factor disclosure concerning a Fund’s classification as non-diversified, but the Commission also chose in the same Item 4 to not require principal investment strategy disclosure on a fund’s non-diversified status. Moreover, Item 9 of Form N-1A specifically directs a fund to disclose its policies on concentration, temporary defensive

Securities and Exchange Commission	April 24, 2019

investments and frequent trading of portfolio securities, among others, in its principal investment strategy description, but does not include a similar direction with regard to a fund’s classification as non-diversified. In addition, Instruction 3 to Item 9(b)(1) of Form N-1A provides that a negative strategy is not a principal investment strategy. General Instruction C.1.c. of Form N-1A provides that a prospectus should avoid simply restating legal or regulatory requirements to which Funds generally are subject. For the foregoing reasons, the Fund respectfully declines to make this change.

Comment 19	Performance Information. Please provide the Staff with a completed average annual total return table for the Fund.

Response	The requested information is provided in Appendix B.

Comment 20	Performance Information. Please ensure that the returns of an appropriate broad-based securities market index are included in the average annual total return table for the Fund.

Response	The Fund respectfully submits that a blended index, 60% of which is comprised of the S&P 500 Index and 40% of which is comprised of the Bloomberg Barclays U.S. Aggregate Bond Index, is an “appropriate broad-based securities market index” for a fund that invests across multiple asset classes, such as the Fund.

The Fund is not aware of guidance from the Commission providing that a blended index cannot represent an “appropriate broad-based securities market index” as defined in Form N-1A. Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Commission has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[1] In light of the Fund’s strategy to invest across multiple asset classes, a benchmark that incorporates aspects of the stock and bond markets is a more appropriate basis for comparing the Fund’s performance than a benchmark that is limited solely to stocks or bonds.

Comment 21	The “Change in Objective” disclosure for the Fund states that, “[s]hareholders will normally receive at least 30 days’ written notice of any change in the Fund’s investment objective.” Please confirm that shareholders have received or will receive such written notice.

Response	The Fund confirms that its investment objective has not changed.

1 See Investment Company Act Rel. No. 19382 (Apr. 6, 1993).

Securities and Exchange Commission	April 24, 2019

*        *         *

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement. Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	William J. Fenrich, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
David Blass, Esq.

Securities and Exchange Commission	April 24, 2019

APPENDIX A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N
Management Fee	0.75%	0.75%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1,2]
Interest expense	0.15%	0.15%
All other expenses	0.18%	0.20%

Total Other Expenses	0.33%	0.35%
Acquired Fund Fees and Expenses[3]	0.05%	0.05%

Total Annual Fund Operating Expenses[2]	1.13%	1.40%
Less: Fee Waivers and/or Expense Reimbursements[4]	0.00%	0.00%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements[5]	1.13%	1.40%

[1]	Other Expenses for the Fund’s Class I and Class N Shares have been restated to reflect the estimated impact of interest expense on the Fund’s expense ratio.

[2]	The Total Annual Fund Operating Expenses for Class I and Class N Shares do not correlate to the Class I and Class N Shares’ ratio to average net assets of expenses, before reimbursements and/or waivers given in the Fund’s most recent annual report which does not include the restatement of the Other Expenses.

[3]	Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund’s investments in underlying money market mutual funds, exchange-traded funds or other pooled investment vehicles.

[4]	The Adviser has contractually agreed to reimburse operating expenses of the Fund in an amount sufficient to limit All Other Expenses in the table above at no more than 0.20% for Class I Shares and Class N Shares. “All Other Expenses” include all Fund operating expenses other than management fees and 12b-1 fees and exclude interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses. This agreement (the “Expense Limitation Agreement”) will continue at least through April 30, 2020. The Expense Limitation Agreement may be terminated with the consent of the Board of Trustees, including a majority of the Non-Interested Trustees of the Trust. The Adviser is entitled to recapture any fees waived and/or expenses reimbursed during the thirty-six month period following the end of the month during which the Adviser waived fees or reimbursed expenses, provided that the amount recaptured may not cause the total annual operating expenses or All Other Expenses, as applicable, attributable to a share class of the Fund during a year in which a repayment is made to exceed either of (i) the applicable limits in effect at the time of the waiver and/or reimbursement and (ii) the applicable limits in effect at the time of recapture.

[5]	Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements are 0.98% for Class I Shares and 1.25% for Class N Shares if interest expense is not included.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Expense Limitation Agreement through April 30, 2020, as discussed in Footnote No. 4 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$115	$359	$622	$1,375
Class N Shares	$143	$443	$766	$1,680

Securities and Exchange Commission	April 24, 2019

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class R6
Management Fee	0.75%
Distribution (12b-1) Fee	None
Other Expenses[1,2]
Interest expense	0.15%
All other expenses	0.11%

Total Other Expenses	0.26%
Acquired Fund Fees and Expenses[3]	0.05%

Total Annual Fund Operating Expenses[2]	1.06%
Less: Fee Waivers and/or Expense Reimbursements[4]	0.01%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements[5]	1.05%

[1]	Other Expenses for the Fund’s Class R6 Shares have been restated to reflect the estimated impact of interest expense on the Fund’s expense ratio.

[2]	The Total Annual Fund Operating Expenses for Class R6 Shares do not correlate to the Class R6 Shares’ ratio to average net assets of expenses, before reimbursements and/or waivers given in the Fund’s most recent annual report which does not include the restatement of the Other Expenses.

[3]	Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund’s investments in underlying money market mutual funds, exchange-traded funds or other pooled investment vehicles.

[4]	The Adviser has contractually agreed to reimburse operating expenses of the Fund in an amount sufficient to limit All Other Expenses in the table above at no more than 0.10% for Class R6 Shares. “All Other Expenses” include all Fund operating expenses other than management fees and 12b-1 fees and exclude interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses. This agreement (the “Expense Limitation Agreement”) will continue at least through April 30, 2020. The Expense Limitation Agreement may be terminated with the consent of the Board of Trustees, including a majority of the Non-Interested Trustees of the Trust. The Adviser is entitled to recapture any fees waived and/or expenses reimbursed during the thirty-six month period following the end of the month during which the Adviser waived fees or reimbursed expenses, provided that the amount recaptured may not cause the total annual operating expenses or All Other Expenses, as applicable, attributable to a share class of the Fund during a year in which a repayment is made to exceed either of (i) the applicable limits in effect at the time of the waiver and/or reimbursement and (ii) the applicable limits in effect at the time of recapture.

[5]	Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements are 0.90% for Class R6 Shares if interest expense is not included.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Expense Limitation Agreement through April 30, 2020, as discussed in Footnote No. 4 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class R6 Shares	$107	$336	$584	$1,293

Securities and Exchange Commission	April 24, 2019

APPENDIX B

Average Annual Total Returns as of December 31, 2018

The following table compares the Fund’s average annual total returns for Class I Shares and Class N Shares as of December 31, 2018 to a reference benchmark comprised as follows: 60% S&P 500® Index and 40% Bloomberg Barclays U.S. Aggregate Bond Index. You cannot invest directly in an index. The table includes all applicable fees and sales charges.

	One Year	Five Year	Since Inception (September 30, 2010)

AQR Multi-Asset Fund—Class I
Return Before Taxes	-6.96%	3.23%	4.76%

Return After Taxes on Distributions	-9.34%	0.24%	2.23%
Return After Taxes on Distributions and Sale of Fund Shares	-3.89%	1.32%	2.72%

AQR Multi-Asset Fund—Class N
Return Before Taxes	-7.23%	2.96%	4.48%

60% S&P 500® Index and 40% Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)	-2.35%	6.24%	8.48%

After-tax returns are calculated using the historical highest individual marginal tax rates and do not reflect the impact of state and local taxes. In some cases, the return after taxes on distributions and sale of Fund shares may exceed the return before taxes and the return after taxes on distributions due to an assumed benefit from any losses on a sale of Fund shares at the end of the measurement period. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. After-tax returns are for Class I Shares only. After-tax returns for other classes will vary.

Securities and Exchange Commission	April 24, 2019

Average Annual Total Returns as of December 31, 2018

The following table compares the Fund’s average annual total returns for Class R6 Shares as of December 31, 2018 to a reference benchmark comprised as follows: 60% S&P 500® Index and 40% Bloomberg Barclays U.S. Aggregate Bond Index. You cannot invest directly in an index. The table includes all applicable fees and sales charges.

	One Year	Since Inception (September 2, 2014)
AQR Multi-Asset Fund—Class R6
Return Before Taxes	-6.94%	1.24%
Return After Taxes on Distributions	-9.36%	-2.17%
Return After Taxes on Distributions and Sale of Fund Shares	-3.88%	-0.37%
60% S&P 500® Index and 40% Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)	-2.35%	5.41%

After-tax returns are calculated using the historical highest individual marginal tax rates and do not reflect the impact of state and local taxes. In some cases, the return after taxes on distributions and sale of Fund shares may exceed the return before taxes and the return after taxes on distributions due to an assumed benefit from any losses on a sale of Fund shares at the end of the measurement period. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. After-tax returns for other classes will vary.